FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   18 May 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

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permitted by Regulation S-T Rule101(b)(1)

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Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Form 6-K if submitted to furnish a report or other  document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Strong Full Year Results




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  18 May 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Strong Full Year Results





STRONG FULL YEAR RESULTS IN CHALLENGING CONDITIONS


Financial highlights:

*    Revenue up 3.4 per cent to GBP8,492 million (2006: GBP8,213 million)

*    Operating profit GBP602 million despite fuel up GBP350 million (2006:
     GBP694 million)

*    Pre-tax profit of GBP611 million (2006: GBP616 million)

*    Operating margin 7.1 per cent (2006: 8.5 per cent)

*    Provision of GBP350 million for competition investigation

*    Earnings per share 25.5 pence (2006: 40.4 pence)


Operational highlights:

*    Traffic volumes up 2.9 per cent

*    Seat factor flat at 76.1 per cent

*    Capacity up 2.9 per cent

*    Yield up 2.1 per cent

British Airways today (Friday May 18) reported an operating profit of GBP602 million for the year ending March 31, 2007 (2006: GBP694 million). The operating margin was 7.1 per cent (2006: 8.5 per cent). For the quarter, the operating profit was GBP31 million (2006: GBP98 million) giving an operating margin of 1.6 per cent. The pre-tax profit was GBP611 million (2006: GBP616 million) for the year and GBP27 million (2006: GBP98 million) for the quarter.

Group turnover for the year was GBP8,492 million (2006: GBP8,213 million), up
3.4 per cent on a flying programme up 0.7 per cent, measured in Available Tonne Kilometres (ATKs). For the quarter, Group turnover was significantly impacted by the threat of a strike and was down 5.9 per cent to GBP1,932 million, on a flying programme 1.5 per cent lower in ATKs.

Operating cash flow for the year was GBP756 million (2006: GBP1,339 million). Including current interest bearing deposits, the cash position at March 31, 2007, was GBP2,355 million, down GBP85 million compared with March 31, 2006.

Net debt was GBP991 million, a reduction of GBP650 million since the start of the financial year. The second installment of GBP560 million from the company's GBP800 million cash injection was paid into the New Airways Pensions Scheme
(NAPS) on April 2, 2007. This reduced the cash balances immediately after the balance sheet date to around GBP1,800 million.

Traffic volumes, measured in Revenue Passenger Kilometres (RPKs), were up 2.9 per cent for the year and down 1.3 per cent for the quarter. Seat factor was flat for the year at 76.1 per cent on capacity 2.9 per cent higher in Available Seat Kilometres (ASKs) and down 2.0 percentage points in the quarter to 71.4 per cent. Yield measured in pence per RPK was up 2.1 per cent for the year and down
3.4 per cent for the quarter. Total costs, excluding one off items, were up 5.5 per cent, driven mainly by a 22 per cent increase in fuel costs to GBP1.93 billion. Non-fuel costs were up 1.1 per cent.

Cargo volumes for the year, measured in Cargo Tonne Kilometres (CTKs) were down
4.7 per cent compared with the prior year, with yields up 1.7 per cent. For the quarter, cargo volumes were down 12.4 per cent compared to last year. Cargo performance during the second half was impacted by operational and security related issues.

The results include a GBP396 million credit as a result of a change to the New Airways Pension Scheme (NAPS).

The investigations by the US Department of Justice, the European Commission and the UK Office of Fair Trading and others into anti-competitive activity on long haul passenger and cargo fuel surcharges are continuing. However, British Airways has now responded to the subpoenas and other statutory requests for information from these authorities.

British Airways has a long-standing, clear and comprehensive competition compliance policy. This policy requires all staff to comply with the law at all times. It has become apparent that there have been breaches of this policy in relation to discussions about these surcharges with competitors. As a result, it is now appropriate for the company to make a provision, under IAS 37, of GBP350 million in its full year accounts. The provision represents the best estimate of the amount to settle all competition authority and civil claims at the Balance Sheet date, but recognises that the final amount is subject to uncertainty.


Willie Walsh, British Airways' chief executive, said:

"These are strong results despite a challenging year. We know at times it has been a frustrating year for our customers, caused by disruption and overly restrictive UK government security measures on hand baggage.

"We have taken steps to ensure the fundamentals of our business are strong, laying the foundations to deliver our 10 per cent operating margin target by March 2008. We have addressed the GBP2.1 billion pension deficit and disposed of the loss-making regional business, BA Connect. Our total cost control has been good, with non-fuel costs up just 1.1 per cent.

"We are on the threshold of a new era for our customers. Terminal 5 is only 313 days away and tickets for flights from T5 are now available for sale. Our new Club World cabin is now on 96 services to New York's JFK airport and we will be investing in a fantastic new First cabin. We have made progress on Gatwick, particularly on costs, which has given us the confidence to renew our commitment to Gatwick and upgrade its fleet. This is a step towards a single shorthaul fleet.

"Earlier this year we ordered four new widebodied aircraft for delivery in 2009, and we anticipate making a further major order for 34 replacement and additional growth aircraft in the coming months. Today we have announced an order for eight Airbus A320 family aircraft for the shorthaul fleet.

"The 'open skies' air treaty agreed recently between the EU and the US has given us some new and exciting opportunities. We have filed an application with the US DoT for permission to operate services between any point in the US and any point in the EU to enable us to grow the most profitable part of our business."

Martin Broughton, British Airways' chairman, said:

"We are pleased with the progress that Willie and his team have made on many fronts this year despite all the challenges.

"In terms of current performance, we have seen some weakness in non-premium segments notably on the North Atlantic. To some degree, complete visibility is hampered by the ongoing baggage restrictions which impact all cabins but particularly premium. Our revenue guidance of 5-6 per cent increase is unchanged but we now expect to be at the lower of end of this range.
"Cost control remains a key focus and full year costs, excluding fuel, are still expected to be some GBP50 million higher than the year just reported.

"Our goal to achieve a 10 per cent operating margin by March 2008 remains on track, although year over year improvements are likely to be delivered predominantly in the second half as we cycle against record results in the period to August 10 last year."

The Board has recommended that no final dividend be paid.


                                      ends

May 18, 2007
                                 111/KG/07


Note to Editors:

* The provision in respect of competition investigations relates to potential Government fines in the following jurisdictions in relation to cargo fuel surcharges: USA, Europe, Australia, Canada, New Zealand and South Africa and, in relation to long haul passenger fuel surcharges: USA and the UK. It also relates to civil claims in the USA, Australia and Canada. Under IAS 37 the provision represents the estimate of the amount to settle competition authority and civil claims at the Balance Sheet date, but recognises that the final amount required to pay all claims and fines is subject to uncertainty.

*    Under IAS 19 accounting rules a change to the New Airways Pension Scheme
     (NAPS), capping pensionable pay at RPI, resulted in a one-off credit to the P&L account.

*    See separate RNS statement on short haul aircraft order.

* The current year and prior year results have been restated to reflect the agreement to dispose of the regional business of BA Connect to Flybe. There is an accounting requirement under IFRS 5 to reclassify the financial results between continuing and discontinued operations.

British Airways' presentation to city analysts can be accessed via the internet www.bashares.com at 9am. A webcast of British Airways' conference call to city analysts can also be accessed via the internet www.bashares.com at 2pm.

This document is the summary financial statement for the year ended March 31, 2007 of British Airways Plc, whose details are above. Certain statements included in this edition of Investor may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Fuller information on some of the factors which could result in a material difference is available in the company's Annual Report and Accounts for the year ended March 31, 2007, which is available on www.bashareholders.com.